SUBSCRIPTION AGREEEMENT BETWEEN
                    BREAD & BUTTER FUND INC. AND JAMES POTKUL


                           LETTER OF INVESTMENT INTENT


September 12, 2005


To the Board of Directors of the Bread & Butter Fund,

The undersigned (the "Purchaser") hereby subscribes to pruchase a beneficial interest ("Interest") of the Bread & Butter Fund, Inc. in the amount of $100,000 for 10,000 shares at net asset value of $10.00 per share, in con-sideration for which the Purchaser agrees to transfer to you cash in the amount $100,000.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said interest.


                                      /s/ James B. Potkul
                                      ___________________
                                          James B. Potkul